Exhibit 99.1
Mindray Announces Preliminary 2007 Operating Results
Company to Report Fourth Quarter and Fiscal Year 2007
Financial Results on March 6, 2008
SHENZHEN, China, January 7, 2008 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China, today announced selected preliminary unaudited results for the fiscal year-ended December 31, 2007.
Mindray also announced that it plans to report its financial results for the fourth quarter and fiscal year-ended December 31, 2007 before the US market opens on Thursday, March 6, 2008.
Preliminary 2007 Operating Results
For the year-end December 31, 2007 Mindray expects net revenues to be in the range of RMB2,180 million to RMB2,200 million, compared to RMB1,515 million in 2006, or 43.9% to 45.2% in year-over-year growth. The non-GAAP net income is expected in the range of RMB640 million to RMB660 million, compared to RMB416.8 million in 2006, or 53.6% to 58.3% year-over-year growth. Mindray’s preliminary 2007 results are unaudited and remain subject to the finalization of the company’s year-end closing, reporting and audit processes.
“We are pleased to announce preliminary results for 2007 that surpass our previously issued guidance for the year,” said Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “Well-balanced growth across both our core product segments and worldwide sales geographies continued to drive Mindray’s high-growth and high-profitability performance. We finished 2006 on a strong note achieving high growth for both domestic and international revenues and setting a new record for quarterly revenue ”
“Looking to the year ahead, we are confident that we will be able to execute according to our strategy and grow both top and bottom line results at least 40% year-over-year,” added Mr. Li Xiting, Mindray’s president and co-chief executive officer. “In addition, we will maintain our disciplined approach to investing in R&D and plan to bring seven to nine high-quality, competitively priced products to market during the year.”
The company noted that 2008 full-year guidance will be provided in the fourth quarter and 2007 year-end earnings announcement. The company also noted that the fourth quarter is typically the strongest quarter of the year for medical device manufacturers in terms of revenues.
Scheduled Announcement of Fourth Quarter and Full Year 2007 Earnings
Mindray plans to report its financial results for the fourth quarter and fiscal year-ended December 31, 2007 before the US market opens on Thursday, March 6, 2008. Dial-in and other details will be circulated at a later date.

About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring devices, diagnostic laboratory instruments, and ultrasound imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and service offices in China, as well as sales and service offices in Amsterdam, Boston, Istanbul, London, Mexico City, Moscow, Mumbai, Sao Paulo, Seattle, Toronto and Vancouver. For more information, please visit http://www.mindray.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Mindray’s anticipated net revenues, net income, earnings per share, share-based compensation expenses, and expense and/or amortization of intangible assets are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The anticipated results for 2007 remain subject to the finalization of Mindray’s year-end closing, reporting and audit processes, particularly as related to accrued expenses and income taxes. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in our public documents filed with the Securities and Exchange Commission. For a discussion of some of the risks and important factors that could affect Mindray’s actual results and financial condition, see “Risk Factors” in Part I, Item 3D of Mindray’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and “Operating and Financial Review and Prospects” in Part I, Item 5 of Mindray’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006. Mindray does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of January 7, 2008, and Mindray undertakes no duty to update such information, except as required under applicable law.
Use of Non-GAAP Financial Measures
The company has announced its expected net income for full year 2007 on a non-GAAP basis. Non-GAAP net income is defined as follows:
—	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, IPR&D, all net of related tax impact.
The company estimates its total share-based compensation expenses in 2007 will be approximately RMB55 million to RMB60 million based on the employee share options that have been granted as of November 1, 2007. This estimate is subject to the finalization of the option pricing model used to estimate the fair value of the options recently granted. Total expense and/or amortization of intangible assets related to the April 2006 acquisition of minority interest will be approximately RMB18.8 million in 2007. Because the expected net income is subject to the finalization of the company’s year-end closing, reporting, and audit processes, the company has not yet finalized with any certainty the numbers required to provide a specific non-GAAP to US GAAP reconciliation. A reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures will be provided with the company’s audited financial results.

In addition to Mindray’s net income under GAAP, the company also provides non-GAAP net income. The company believes that both management and investors benefit from referring to this non-GAAP financial measure in assessing Mindray’s financial performance and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends and the company expects to report financial measures on a non-GAAP basis using a consistent method on a quarterly basis going forward.
The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.
For investor and media inquiries please contact:
In China:
Investor Relations
Mindray Medical International Limited
Tel:     +86-755-2658-2518
Email: IR@Mindray.com
Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel:     +86-10-8520-6556
Email: Justin.Knapp@Ogilvy.com
In the United States:
Jeremy Bridgman
Ogilvy Public Relations Worldwide, New York
Tel: +1-212-880-5363